NORTHWEST		Suite 704, 595 Howe Street Box 35 Vancouver, British Columbia Canada V6C 2T5 Telephone: (604) 687-5792 Facsimile: (604) 687-6650
LAW GROUP

Stephen F.X. O’Neill*† Alan H. Finlayson Charles C. Hethey*∆	Michael F. Provenzano Christian I. Cu*†◊ Brian S.R. O’Neill*†◊

Northwest Law Group is an association of independent lawyers and law corporations.

File #0587

August 29, 2014

VIA EDGAR

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Lyn Shenk, Accounting Branch Chief

Dear Sirs/Madams:

RE:	HORIZON MINERALS CORP. (the "Company")
- Form 10-K for the Fiscal Year Ended December 31, 2013 filed March 31, 2014
- File No. 333-176798

We write on behalf of the Company in response to your comment letter dated August 19, 2014 regarding the above-referenced filings of the Company (the "Comment Letter"). We provide below our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-1

1.

PLEASE AMEND THE FILING TO INCLUDE THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THAT AUDITED THE FISCAL YEAR ENDED DECEMEBER 31, 2012 AND CUMULATIVE PERIOD FROM MAY 11, 2011 TO DECEMBER 31, 2012. PLEASE REFER TO RULE 2-05 OF REGULATION S-X.

In response to this comment, the Company has amended its filing to include the report of the independent registered public accounting firm that audited the Company’s financials statements for the fiscal year ended December 31, 2012 and cumulative period from May 11, 2011 to December 31, 2012.

* Practicing through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

NORTHWEST LAW GROUP

ITEM 9A (T) CONTROLS AND PROCEDURES

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING, PAGE 11

2.

YOUR CONCLUSION REGARDING THE EFFECTIVENESS OF YOUR INTERNAL CONTROLS APPEARS TO BE LIMITED SOLELY TO THE DETECTION OF THE INAPPROPRIATE APPLICATION OF US GAAP RULES. PLEASE REPRESENT TO US, AND IN FUTURE FILINGS STATE, YOUR CONCLUSION REGARDING YOUR OVERALL INTERNAL CONTROLS OVER FINANCIAL REPORTING.

In response to this comment, the Company clarifies that, during the period covered by the report, such internal controls and procedures were effective overall and not limited solely to the detection of the inappropriate application of US GAAP rules. The Company will adjust its disclosure in future filings to accurately reflect its evaluation of its overall internal controls over financial reporting.

We enclose with this letter the Company’s acknowledgement letter as requested in your comment letter.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Brian S.R. O’Neill

BRIAN S.R. O’NEILL

BON/mmo

Enclosure(s)

cc:  Horizon Minerals Inc.

HORIZON MINERALS CORP.

9101 West Sahara Avenue

Suite 105 – 197

Las Vegas, Nevada

VIA ELECTRONIC SUBMISSION

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 7010

Washington, DC  20549

August 29, 2014

Attention:   Lyn Shenk, Branch Chief

Dear Sirs / Mesdames:

RE:	HORIZON MINERALS CORP. (the “Company”)
- Form 10-K for the fiscal year ended December 31, 2013 Filed March 31, 2014
- SEC Comment Letter Dated August 19, 2014
- File No. 333-176798

Dear Sirs and Mesdames:

In connection with our responses to your comment letter dated August 19, 2014, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you require more information about the Company.

Sincerely,

/s/ Robert Fedun

HORIZON MINERALS CORP.

Robert Fedun

President, CEO & CFO